UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MasterCard Incorporated
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

57636Q 10 4
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57636Q 10 4	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS The MasterCard Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 12,556,911
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 12,556,911
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,556,911
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%(1) (1) Based on the number of shares outstanding of MasterCard Incorporated's Class A common stock as of October 25, 2012.
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. (a)          Name of Issuer

MasterCard Incorporated

Item 1. (b)          Address of Issuer’s Principal Executive Offices

2000 Purchase Street
Purchase, New York 10577

Item 2.(a)           Name of Person Filing

The MasterCard Foundation

Item 2.(b)           Address of Principal Business Office or, if None, Residence

The MasterCard Foundation
2 St. Clair Avenue East, Suite 301
Toronto Ontario M4T 2T5
Canada

Item 2.(c)           Citizenship

The MasterCard Foundation is incorporated under the laws of Canada.

Item 2.(d)           Title of Class of Securities

Class A Common Stock

Item 2.(e)           CUSIP Number

57636Q 10 4

Item 3.

Not applicable.

Item 4.                Ownership

(a)      Amount beneficially owned: 12,556,911
(b)      Percent of class: 10.5%
(c)      Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 12,556,911
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 12,556,911
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.                 Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.                 Identification and Classification of Members of the Group

Not Applicable.

Item 9.                 Notice of Dissolution of Group

Not Applicable.

Item 10.               Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2013

THE MASTERCARD FOUNDATION
By:	/s/ Peggy Woo
	Name:	Peggy Woo
	Title:	Chief Financial Officer